SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                               Final Amendment to

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)

   DUNES HOTELS AND CASINOS, INC.                         ISSUER
  GENERAL FINANCIAL SERVICES, INC.                        BIDDER
    GFS ACQUISITION COMPANY, INC.                         BIDDER
           STEVE K. MILLER                                BIDDER
      (Name of Filing Persons)                           (Status)

    COMMON STOCK, $0.50 PAR VALUE                      265440 10 7
   (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600

                            CALCULATION OF FILING FEE

        ---------------------------   ------------------------------
           Transaction valuation           Amount of filing fee
        ---------------------------   ------------------------------
              $487, 348.05 (1)                 $98.00(2)
        ---------------------------   ------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of the Dunes Hotel and Casinos, Inc.'s Common Stock, $0.50 par value, not owned by General Financial Services, Inc., GFS Acquisition Company, Inc. or Steve K. Miller at $1.05 per common share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

(2)  Previously paid.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:

         Form or Registration No.:
         Filing Party:
         Date Filed:

     [  ]   Check  the  box  if  the  filing   relates   solely  to  preliminary
communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [X]   going-private transaction subject to Rule 13e-3.

      [X]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                             INTRODUCTORY STATEMENT

     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, as amended (this "Statement"), relating to a tender offer by Dunes Hotels and Casinos, Inc., a New York corporation (the "Company"), to purchase all of the outstanding shares of its Common Stock, $0.50 par value per share (the "Shares"), tendered pursuant to the tender offer at a purchase price of $1.05 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 5, 2001 and the Supplement thereto dated October 31, 2001 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(6) and (A)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller are "bidders" within the meaning of Rule 14d-1(g)(2) with respect to the offer.

ITEM 8:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 8 and 11 of the Schedule TO is hereby amended by adding the following language:

     At 4:00 p.m., Central Time on Friday, November 30, 2001, the Offer expired. Based on information provided by the Depositary, 115,053 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. Prior to the expiration of the Offer, the Dunes waived all unsatisfied conditions to the Offer and all validly tendered and not withdrawn shares were accepted, payment for which will be made promptly. The tendered shares represent approximately 2.6% of the outstanding Shares. The tendered shares will be cancelled and as a result, Steve K. Miller, indirectly through General Financial Services, Inc. and GFS Acquisition Company, Inc., will own approximately 91.9% of the Shares.

     In addition, as of November 30, 2001, up to 1,000 Shares were defectively tendered in the Offer. The Company has agreed to accept such tendered shares if the shareholders subsequently correct such defects. These shares are not included in the above numbers or percentages.

     The Dunes anticipates that as of January 1, 2002, it will have had less than $10 million of assets as of the end of each of its last three fiscal years and that it will have fewer than 500 shareholders of record for each of its Common Stock and Series B Preferred Stock. As a result, the Dunes anticipates that as of January 1, 2002, it will be able to terminate its registration of the Common Stock and Series B Preferred Stock under Section 12(g) of the Exchange Act and suspend its obligation to file periodic reports with the SEC.


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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2001

                                          DUNES HOTELS AND CASINOS, INC.

                                          By:       /s/ Steve K. Miller
                                                    ----------------------------
                                          Name:     Steve K. Miller
                                          Title:    President


                                          GENERAL FINANCIAL SERVICES, INC.

                                          By:       /s/ Steve K. Miller
                                                    ----------------------------
                                          Name:     Steve K. Miller
                                          Title:    President


                                          GFS ACQUISITION COMPANY, INC.

                                          By:       /s/ Steve K. Miller
                                                    ----------------------------
                                          Name:     Steve K. Miller
                                          Title:    President


                                          /s/ Steve K. Miller
                                          --------------------------------------
                                          Steve K. Miller


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